Exhibit 12.1
eResearchTechnology, Inc.
Statement of Computation of Ratio of Earnings to Fixed Charges
The following table sets forth our ratio of earnings to fixed charges for the period indicated:

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(dollars in thousands)
Income before income taxes	$13,215	$24,457	$40,125	$17,478	$14,422

Fixed charges:
Interest expense	$10	$106	$28	$1	$249
Estimated interest included in rental expense	1,845	1,139	1,058	953	1,280

Total fixed charges	$1,855	$1,245	$1,086	$954	$1,529

Income before income taxes plus fixed charges	$15,070	$25,702	$41,211	$18,432	$15,951

Ratio of earnings to fixed charges(1)	8.12	20.64	37.95	19.32	10.43

(1)	In computing the ratio of earnings to fixed charges: (i) earnings were our income before income taxes plus fixed charges and (ii) fixed charges were the sum of our interest expense and the estimated interest component included in our rental expense. We do not present ratios of earnings to combined fixed charges and preferred stock dividend requirements because we did not have any outstanding preferred stock in any of the periods indicated.